 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Greving, Robert C. (Last) (First) (Middle) 1 Fountain Square (Street) Chattanooga, TN 37402-1307 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol UnumProvident Corporation UNM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) November 15, 2002 5. If Amendment, Date of Original (Month/Year) 11/19/2002
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and Chief Financial officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				7,339.00 (1)	D
Common Stock				1,300.00	I	By Spouse
Common Stock (401(k))				177.00	I (2)	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Greving, Robert C. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock/Dividend Equivalent Rights (Prem.)	1 for 1	05/17/2002	N/A | V	(A) 4.09	(3) | (3)	Common Stock - 4.09	$25.77		D
Phantom Stock/Dividend Equivalent Rights (Prem.)	1 for 1	08/16/2002	N/A | V	(A) 4.75	(3) | (3)	Common Stock - 4.75	$22.29		D
Phantom Stock/Dividend Equivalent Rights (Prem.)	1 for 1	11/15/2002	A |	(A) 5.83	(3) | (3)	Common Stock - 5.83	$18.28	14.67	D
Phantom Stock/Dividend Equivalent Rights (Purch.)	1 for 1	02/15/2002	N/A | V	(A) 1.86	(4) | (4)	Common Stock - 1.86	$28.90		D
Phantom Stock/Dividend Equivalent Rights (Purch.)	1 for 1	05/17/2002	N/A | V	(A) 16.34	(4) | (4)	Common Stock - 16.34	$25.77		D
Phantom Stock/Dividend Equivalent Rights (Purch.)	1 for 1	08/16/2002	N/A | V	(A) 19.00	(4) | (4)	Common Stock - 19.00	$22.29		D
Phantom Stock/Dividend Equivalent Rights (Purch.)	1 for 1	11/15/2002	A |	(A) 23.32	(4) | (4)	Common Stock - 23.32	$18.28	60.52	D
Phantom Stock/Grant (Prem)	1 for 1	03/15/2002	N/A | V	(A) 714.00	(5) | (5)	Common Stock - 714.00	$28.90	714.00	D
Phantom Stock/Grant (Purch)	1 for 1	03/15/2002	N/A | V	(A) 2,855.00	(6) | (6)	Common Stock - 2,855.00	$28.90	2,855.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Susan N. Roth on behalf of ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Greving, Robert C. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for UnumProvident Corporation UNM

Form 4 - November 2002

Robert C. Greving
1 Fountain Square

Chattanooga, TN 37402-1307
Explanation of responses:

(1)   Includes 2000 restricted shares and 2,961 shares held in the Company's Employee Stock Purchase Plan as of 9/30/02.
(2)   On the original Form 4 filed November 19, 2002, the ownership was erroneously shown as direct. This amendment corrects that error.
(3)   Under the Company's Management Incentive Compensation Plan, when a Participant receives an Award, that Award may be converted into Phantom Shares, some of which are immediately vested and some of which are subject to forfeiture. Each Phantom Share is credited with a Dividend Equivalent which is converted into a Phantom Share with the same characteristics as the original Phantom Share. The shares reported on this line are subject to forfeiture during a three-year period following the conversion of the MICP Award to which they relate into Performance Shares. However, the Committee retains discretion to pay such forfeited shares to the Participant. The Participant elects to receive payment for the shares by specifying a date that is the earlier of (i) at least three years after the date the deferred portion of the Award was converted into Performance Shares or (ii) as soon as practicable after the date on which the Participant ceases to be an employee of the Company for any reason. A Participant may elect to extend the date for payment of Performance Shares so long as the election is made at least six months prior to the then-current payment date.
(4)   Under the Company's Management Incentive Compensation Plan, when a Participant receives an Award, that Award may be converted into Phantom Shares, some of which are immediately vested and some of which are subject to forfeiture. Each Phantom Share is credited with a Dividend Equivalent which is converted into a Phantom Share with the same characteristics as the original Phantom Share. The shares reported on this line are not subject to forfeiture under the Plan. The Participant elects to receive payment for the shares by specifying a date that is the earlier of (i) at least three years after the date the deferred portion of the Award was converted into Performance Shares or (ii) as soon as practicable after the date on which the Participant ceases to be an employee of the Company for any reason. A Participant may elect to extend the date for payment of Performance Shares so long as the election is made at least six months prior to the then-current payment date.
(5)   These Phantom Stock Units (the Premium Shares) are subject to forfeiture during a three-year period following the award, unless the participant terminates employment as a result of death, disability or retirement, for any other reason other than for cause or voluntary resignation or for any reason following a change in control. Termination of employment for cause or voluntary resignation prior to a change in control will result in forfeiture, unless the Committee determines otherwise. If not forfeited, these units will be paid (settled) in the same manner as the Purchased Shares. Participants may elect to extend the deferral period for payment of the shares beyond the original deferral period, but not beyond termination of employment. Any such election must be made at least six (6) months prior to the previously selected payment date. Generally, the units are payable in Company common stock; however, the Company's Compensation Committee has the authority to direct that the value of such shares be paid in part or entirely in cash.
(6)   These Phantom Stock Units (the Purchased Shares) vested immediately on the grant date and will be paid (settled) beginning on the earlier of : (a) a date specified by the participant that is at least 3 years after the date on which the award was converted to Purchased Shares or (b) as soon as practicable after the date on which the participant ceases to be an employee of the Company for any reason. A Participant may elect to extend the date for payment of Purchased Shares so long as the election is made at least six months prior to the then-current payment date. Generally, the units are payable in Company common stock; however, the Company's Compensation Committee has the authority to direct that the value of such shares be paid in part or entirely in cash.

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